FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of April, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software's First Quarter Earnings Release Scheduled for May 3rd, 2011

PRESS RELEASE

Magic Software's First Quarter Earnings Release Scheduled for May 3rd, 2011

Or Yehuda, Israel, April 4, 2011 -- Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business and process integration solutions, announced today that it will report its financial results for the First Quarter of 2011 on Tuesday, May 3rd, 2011.

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About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd.  All other trademarks are the trademarks of their respective owners.

Magic Software press contacts:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software's First Quarter Earnings Release Scheduled for May 3rd, 2011

Exhibit 10.1